

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

August 1, 2012

Via U.S. Mail
Mr. Joseph Isaacs
President, Chief Executive Officer, Secretary/Treasurer, and Director
Cumberland Hills Ltd.
260 Newport Center Drive
Newport Beach, CA 92660

> **Re:** **Cumberland Hills Ltd.**
> **Pre-effective Amendment 1 to Registration Statement on Form S-1**
> **Filed July 2, 2012**
> **File No. 333-181784**

Dear Mr. Isaacs:

We reviewed the filing and have the comments below.

General

1. We note your response to prior comment 2, including your statement that since inception the company has always been in the same identified business, and that for this reason, the company should not be categorized as a "shell" but rather as a "startup company" as contemplated by footnote 172 to SEC Release 33-8869. To help us further evaluate your response and to support your position that the company was a true startup as opposed to a "shell," please elaborate significantly in the business section on the company's activities since inception in January 2010. Based on your disclosure in MD&A that your existing and anticipated future method of conducting business is phone and e-mail solicitation, and the fact that your business model does not require that you obtain inventory, property, equipment, or other items before being able to make sales, it is unclear why you do not have any revenue until the first quarter of 2012 if you have been actively pursuing this business since January 2010. Please note that we may have additional comments upon review of your response. Alternatively, please include the disclosures requested by our prior comments 2, 3, 7, 32, and 33 in your next amendment.

Business, page 9

2. You disclose that you "remain the owner, and therefore liable, for the product until the purchaser takes delivery at its facility." However, in your revenue recognition policy on page F-7, you state that revenue is recognized "at the time of product

shipment." Please clarify for us whether title to goods is transferred at shipment or upon delivery, and revise your registration statement to reconcile this inconsistency.

Biographical information, page 13

3. We note the electronic link you have added to your disclosure. Please clarify, if it is your intention, that the information on this website does not constitute a part of the prospectus.

Certain Relationships and Related Transactions, page 15

4. Notwithstanding the response to comment 30 in our June 25, 2012 letter that you added disclosure about the salary of $20,000 to Mr. Isaacs, it does not appear that you added the disclosure. Please revise.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to

Mr. Joseph Isaacs
Cumberland Hills Ltd.
August 1, 2012
Page 3

the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-38657 or Anne M. McConnell, Staff Accountant, at (202) 551-3709 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

Via E-Mail
William Barnett, Esq.
Barnett & Linn
23945 Calabasas Road, Suite 115
Calabasas, CA 91302